May 21, 2019

Matthew Derby

Staff Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:  Ghar Inc.

Registration Statement on Form S-1

Filed April 19, 2019

File No. 333-230956

Dear Mr. Derby:

Thank you for your comment letter dated May 16, 2019. In response to the comments letter I submit this letter on behalf of Ghar Inc. We have reproduced the comments below, highlighted in bold, with our responses following immediately thereafter.

Cover Page

1.Please disclose that Hamza Abid owns 100% of your issued and outstanding common stock and that he will continue to own 70% of your common stock if all the shares of common stock in the offering are sold.

We have amended our cover page and disclosed the following:

“Hamza Abid, our sole officer and director currently owns 100% of our issued and outstanding common stock. He will continue to own 70% of our common stock if all the shares of common stock in the offering are sold”.

Risk Factors, page 9

2.Please provide risk factors to address the material risks related to your business. Refer to Item 503(c) of Regulation S-K.

We have amended the registration statement and added the risk factors that address the material risks related to our business. The added risk factors are on pages 11, 12, 13 and 16 of the registration statement.

"Our sole officer and director maintains other business interests...", page 10

3.Please discuss the other business activities of your sole officer and director, and the conflict of interests, if any, that exist in relation to those other activities.

We have amended our risk factor on page 10 and added the following:

“Other business activities of Hamza Abid, our sole officer and director are that he is a real estate developer. He purchases, develops and renovates residential properties. Currently there is no conflict of interests between his other business and Ghar Inc”.

Dilution, page 17

4.Please revise to provide the effective cash contributions of existing shareholders. Refer to Item 506 of Regulation S-K.

We have revised the dilution table on page 19 to provide the effective cash contributions of existing shareholders.

Description of Business, page 21

5.You state on page 10 that your principal assets and sole officer and director, Hamza Abid, are located outside the United States. Please disclose where your principal assets and Mr.Abid are located in this section and and in the risk factor section on page 10.

We have revised the disclosure on page 10 and page 23. We have added the following disclosure:

“Our sole officer and director Hamza Abid and the company’s principal assets are located in Canada”.

Certain Relationships and Related Transactions, page 32

6.Please file the subscription agreement as an exhibit to the registration statement.

We have filed the subscription agreement as an exhibit to the registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 32

7.Please revise the beneficial ownership table to present Hamza Abid's post offering ownership percentages assuming various levels of completion of the offering.

We have revised the beneficial ownership table on page 34 to present the post offering ownership percentages.

Exhibits

8.Counsel’s signed legality opinion must be filed as an exhibit to the registration statement before it becomes effective. Refer to the Division of Corporation Finance Staff Legal Bulletin 19 for guidance. Additionally, please refile your exhibits in the proper text-searchable format. Please see Section 5.2.3.5 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 46) (April 2018) and Item 301 of Regulation S-T.

We have filed the Counsel’s signed legality opinion in text searchable format as an exhibit to the registration statement.

Sincerely,

/s/ Hamza Abid

Hamza Abid

President